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SCHEDULE 13D
(Rule 13d-101)

Information to Be Included in Statements Filed Pursuant
To Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Actuant Corporation
(Name of Issuer)

Class A Common Stock, par value $0.20 per share
(Title of Class of Securities)

00508X104
(CUSIP Number)

Jerome J. Lande
MMI Investments L.P.
152 West 57th Street
New York, New York 10019
(212) 586-4333
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2002
(Date of Event that Requires Filing of this Statement)

        If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

  Note.    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13D-7 for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00508X104	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MMI Investments L.P. (f/k/a MMI Investments II-A, L.P.) I.R.S. Identification No.: 141810589

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(See Instructions)	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 579,200

		8	SHARED VOTING POWER

		9	SOLE DISPOSITIVE POWER 579,200

		10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 579,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%

14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 00508X104	13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MCM Management, LLC I.R.S. Identification No.: 14-1814578

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(See Instructions)	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

		8	SHARED VOTING POWER 579,200

		9	SOLE DISPOSITIVE POWER

		10	SHARED DISPOSITIVE POWER 579,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 579,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%

14	TYPE OF REPORTING PERSON (See Instructions) OO

        This Amendment No. 4 (this "Fourth Amendment") relates to a Statement on Schedule 13D originally filed on March 8, 2001, as amended by Amendment No. 1, Amendment No. 2, and Amendment No. 3 filed thereafter, relating to the Class A Common Stock, par value $0.20 per share (the "Common Stock"), of Actuant Corporation, a Wisconsin corporation (as so amended, the "Statement"). This Fourth Amendment amends and supplements the Statement and should be read in conjunction therewith. Capitalized terms used but otherwise not defined herein have the meanings ascribed to them in the Statement.

        There have been no changes in the information reported in the Statement except as indicated below.

ITEM 2.    IDENTITY AND BACKGROUND.

        MMI Investments II-A, L.P. has changed its name to MMI Investments L.P. ("MMI Investments"). The principal place of business and principal offices of both MMI Investments and MCM Management, LLC ("MCM") has been moved to 152 West 57th Street, New York, New York 10019.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        MMI Investments used available cash and the proceeds of margin loans to pay the total cost (including brokerage commission) of $220,125 for the 5,500 shares of Common Stock it purchased during the past sixty days. These margin loans were obtained from Bear, Stearns & Co. Inc. under customary terms and conditions.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

        (a)-(b)  Based on approximately 11,586,550 shares of Common Stock outstanding as of March 31, 2002 (as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on April 12, 2002), the 579,200 shares of Common Stock owned by MMI Investments represents approximately 5.0% of the outstanding Common Stock. MMI Investments has the sole power to direct the vote and disposition of such shares on the date of this Fourth Amendment.

        By virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer owned by MMI Investments and to have shared power over the voting and disposition of such shares. Except for the shares of Common Stock owned by MMI Investments, as of the date hereof, neither MCM nor, to MMI Investments' and MCM's knowledge, any of the persons listed on Schedule I annexed to the original Statement on Schedule 13D owns any Common Stock of the Issuer or have any right to acquire, directly or indirectly, any beneficial ownership of other securities of the Issuer.

        (c)  Except for the open market sales and purchases of Common Stock by MMI Investments set forth in Schedule II attached hereto and incorporated herein by reference, there have been no transactions with respect to the Common Stock during the past 60 days by MMI Investments, MCM, or, to MMI Investments' and MCM's knowledge, any of the persons listed on Schedule I annexed to the original Statement on Schedule 13D.

        (d)  No other person other than MMI Investments is known to MMI Investments and MCM to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the shares of Common Stock referred to in item 5(a) above.

        (e)  MMI Investments and MCM ceased to be the beneficial owners of more than five percent of the Common Stock on June 17, 2002.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: June 19, 2002

MMI INVESTMENTS L.P.
By its:	MCM Management, LLC General Partner
By:	/s/ Jerome J. Lande Vice President
MCM MANAGEMENT, LLC
By:	/s/ Jerome J. Lande Vice President

        Schedule II of the Statement is hereby supplemented as follows:

SCHEDULE II

Open Market Sales and (Purchases) by MMI Investments
During the Past 60 Days

Date	Number of Shares	Price/Share
4/19/02	1,100	44.71
4/22/02	100	44.70
4/24/02	2,000	44.44
4/24/02	2,400	44.55
4/26/02	2,000	44.43
4/26/02	700	44.44
4/26/02	200	44.45
4/29/02	2,500	44.55
5/06/02	(500)	40.25
5/15/02	1,900	42.03
5/31/02	(5,000)	40.00
6/17/02	5,000	42.10
6/17/02	2,000	42.12
6/17/02	9,000	42.02
6/17/02	3,000	42.04
6/17/02	3,000	42.05
6/17/02	1,000	42.07
6/17/02	1,000	42.06
6/17/02	1,000	42.01
6/17/02	2,800	42.00

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SIGNATURE
SCHEDULE II Open Market Sales and (Purchases) by MMI Investments During the Past 60 Days